UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

EXETER RESOURCE CORPORATION

(Name of Subject Company (Issuer))

GOLDCORP INC.

(Names of Filing Persons (Offeror))

Common Shares

(Title of Class of Securities)

301835104

(CUSIP Number of Class of Securities)

Charlene Ripley

Randall Chatwin

Goldcorp Inc.

Suite 3400, Park Place

666 Burrard Street

Vancouver, British Columbia

V6C 2X8 Canada

(604) 696-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

David S. Stone John J. Koenigsknecht Neal Gerber & Eisenberg LLP 2 North LaSalle Street, Suite 1700 Chicago, IL 60602-3801 (312) 269-8000	Paul Stein Cassels Brock & Blackwell LLP 2100 Scotia Plaza 40 King Street West Toronto, Ontario M5H 3C2 Canada (416) 869-5300

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**
US$174,154,246.70	US$20,184.48

*	Estimated solely for the purpose of calculating the amount of the filing fee based on a transaction value equal to the product of (i) US$1.82, which is the average of the high and low sale prices of Exeter Resource Corporation’s common shares (the “Common Shares”) as reported on the NYSE MKT on April 12, 2017, and (ii) 99,405,253, which is the estimated number of outstanding Common Shares (assuming full conversion of all outstanding convertible securities for Common Shares).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$20,184.48	Filing Party: Goldcorp Inc.
Form or Registration No: F-10	Date Filed: April 20, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13d under Rule 13d-2.

☐	Check the box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO filed on April 20, 2017 (as amended, the “Schedule TO”) by Goldcorp Inc. (“Goldcorp”), a corporation organized under the laws of the Province of Ontario.

The Schedule TO relates to the offer to purchase (the “Offer”) by Goldcorp for all of the issued and outstanding common shares (the “Common Shares”) of Exeter Resource Corporation (“Exeter”), a company organized under the laws of the Province of British Columbia.

The information set forth in the Offer to Purchase and Circular dated April 20, 2017 (as amended, the “Offer to Purchase and Circular”), the Letter of Transmittal, the Notice of Guaranteed Delivery, filed, respectively, as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) to this Schedule TO, and the Notice of Extension and Variation dated May 26, 2017, filed herewith as Exhibit (a)(1)(viii) to the Schedule TO, including all schedules, exhibits and annexes thereto, is expressly incorporated by reference herein in response to all items of information required to be included in, or covered by, this Schedule TO, and is supplemented by the information specifically provided herein.

Goldcorp has filed a registration statement on Form F-10 with the United States Securities and Exchange Commission relating to the common shares it proposes to issue to Exeter shareholders in connection with the Offer that includes the Offer to Purchase and Circular as a prospectus (the “Prospectus”), and also has filed or will file the Offer to Purchase and Circular and all other tender offer documents required under applicable Canadian and United States securities regulations.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported on the Schedule TO.

General

By notice to the Depositary given on May 26, 2017 and the issuance of a press release promptly thereafter, Goldcorp has formally amended the Offer in order to, among other things, (i) waive the condition of the Offer that there be validly tendered under the Offer and not withdrawn that number of Exeter Shares representing not less than 66 2/3% of the outstanding Exeter Shares (calculated on a fully-diluted basis) set forth in paragraph (b) under Section 4 of the Offer to Purchase entitled “Conditions of the Offer” in the Offer to Purchase and Circular; and (ii) extend the Offer to 5:00 p.m. (Toronto Time) on June 7, 2017.

Accordingly, the definition of “Expiry Date” in the “Definitions” section of the Offer to Purchase and Circular is hereby deleted and replaced by the following:

“Expiry Date” means June 7, 2017 , or such later date or dates as may be fixed by the Offeror from time to time as provided under “Extension, Variation or Change in the Offer” in Section 5 of the Offer to Purchase, unless the Offer is further extended or withdrawn by the Offeror;

In addition, all references to “5:00 p.m. (Toronto Time) on May 26, 2017” in the Original Offer to Purchase and Circular are amended to refer to “5:00 p.m. (Toronto Time) on June 7, 2017”.

The following sentence is added at the end of the first paragraph under the question “WHY ARE YOU MAKING THIS OFFER?” on page (II) of the Offer to Purchase and Circular:

There is no assurance that such a second step transaction will be completed if, in particular, the Offeror acquires such number of Exeter Shares that represents less than 66 2/3% of the total Exeter Shares on a fully diluted basis pursuant to the Offer.

The following sentence is added at the end of the first paragraph under the question “IF I DO NOT TENDER BUT THE OFFER IS SUCCESSFUL, WHAT WILL HAPPEN TO MY EXETER SHARES?” on page (VI) of the Offer to Purchase and Circular:

The Offeror’s ability to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction will be dependent upon the number of Exeter Shares validly tendered under the Offer and, in particular, whether the number of Exeter Shares validly tendered under the Offer represents at least 90% of the outstanding Exeter Shares, other than any Exeter Shares held directly or indirectly by the Offeror and its affiliates, or 66 2/3% of the number of Exeter Shares entitled to vote in respect of the Subsequent Acquisition Transaction, respectively. If the Offeror does not acquire a number of Exeter Shares pursuant to the Offer that would permit it to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, the Offeror will evaluate the options available to it at that time and may pursue other means of acquiring, directly or indirectly, Exeter Shares not already owned by it (and other securities exercisable for or convertible or exchangeable into Exeter Shares) in accordance with applicable Law. If the Offeror does not immediately acquire 100% of the Exeter Shares it intends to exercise all of its rights as an Exeter shareholder to help realize the full potential of the Caspiche Project.

The second condition under the question “WHAT ARE THE MOST IMPORTANT CONDITIONS TO THE OFFER” on page (IV) of the Offer to Purchase and Circular is hereby waived and deleted with the remaining numbered conditions renumbered, as needed:

The second paragraph under the question “FOLLOWING THE OFFER, WILL EXETER CONTINUE AS A PUBLIC COMPANY?” on page (VI) of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

If permitted under applicable securities Law and if the Offeror acquires sufficient Exeter Shares, the Offeror intends to apply to delist the Exeter Shares from the TSX, NYSE MKT and Frankfurt Exchange as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable securities Law, to cause Exeter to cease to be a reporting issuer under the securities Laws of each province of Canada in which Exeter is a reporting issuer and under the U.S. Exchange Act.

Item 1.	Summary Term Sheet.

The third paragraph under the heading “Purpose of the Offer and Plans for Exeter” contained in the “SUMMARY OF THE OFFER” on page 4 of the Offer to Purchase and Circular is hereby deleted and replace with the following Paragraph:

If permitted under applicable securities Law and if the Offeror acquires sufficient Exeter Shares, the Offeror intends to apply to delist the Exeter Shares from the TSX, NYSE MKT and Frankfurt Exchange as soon as practicable after completion of the Offer or a Compulsory Acquisition or Subsequent Acquisition Transaction and, subject to applicable securities Law, to cause Exeter to cease to be a reporting issuer under the securities Laws of each province of Canada in which Exeter is a reporting issuer and under the U.S. Exchange Act.

The 2nd condition under the heading “Conditions of the Offer” contained in the “SUMMARY OF THE OFFER” on page 5 of the Offer to Purchase and Circular is hereby waived and the condition is deleted with the remaining numbered conditions renumbered, as needed.

Item 6	Purpose of the Transaction and Plans or Proposals.

The third paragraph of Section 4 of the Circular under the heading “Purpose of the Offer and Plans for Exeter” on page 40 of the Offer to Purchase and Circular is hereby deleted and replaced with the following paragraph:

If permitted by applicable Law and if the Offeror acquires sufficient Exeter Shares, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to delist the Exeter Shares from the TSX, NYSE MKT and the Frankfurt Exchange, and subject to applicable securities Law, cause Exeter to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer and under the US Exchange Act and cease to have public reporting obligations in any other jurisdiction where it currently has such obligations.

The fifth sentence of the second paragraph under the heading “Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction or if a Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed, the trading liquidity for Exeter Shares not deposited under the Offer will be reduced, which might affect the price of the Exeter Shares and the ability of a Shareholder to dispose of its Exeter Shares.” in Section 6 of the Circular entitled “Risk Factors Related to the Offer” beginning on page 43 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

If the Offeror acquires a sufficient number of Exeter Shares, the Offeror intends to cause Exeter to apply to delist the Exeter Shares from the TSX, NYSE MKT and Frankfurt Exchange as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

The following heading and paragraphs are added to the end of Section 6 of the Circular under the heading “Risk Factors Related to the Offer” on page 44 of the Offer to Purchase and Circular:

Risk Factors Relating to the waiver of the condition for 66 2/3% of the Exeter Shares outstanding to have been deposited and not withdrawn at the Expiry Time.

If the Offeror acquires 66 2/3% or more of the Exeter Shares under the Offer (calculated on a fully-diluted basis), it expects to have the ability to control the outcome of Shareholder votes relating to fundamental changes of Exeter, including with respect to any Subsequent Acquisition Transaction. As a result of the waiver of the condition for 66 2/3% of the Exeter Shares outstanding to have been deposited and not withdrawn at the Expiry Time, the Offeror may initially acquire, under the Offer, a number of Exeter Shares greater than 50%, but less than 66 2/3%, and there can be no assurance that the Offeror will ultimately be able to acquire 66 2/3% or more of the Exeter Shares. In these circumstances, there can be no assurance that the Offeror would be able obtain the level of Shareholder approval required to complete a Compulsory Acquisition or Subsequent Acquisition Transaction, whether by purchasing additional Exeter Shares, obtaining the support of other Shareholders or otherwise.

If fewer than 66 2/3% of the outstanding Exeter Shares are acquired by the Offeror under the Offer, Exeter would, for so long as the Offeror continues to hold less than 100% of the Exeter Shares, continue as a separate, partially-owned public company subsidiary of the Offeror. In these circumstances, certain transactions between the Offeror and Exeter could be considered “related party transactions” under applicable law (specifically, MI 61-101), which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by “minority” holders of the affected securities, which would be holders other than the Offeror and any other Person who is a “related party” of the Offeror, including an affiliate or an insider of the Offeror and any Person acting jointly or in concert therewith. The ability to effect such transactions would also be subject to future negotiations between the respective boards of directors of the Offeror and Exeter, and in such negotiations, any representatives of the Offeror appointed to the Exeter Board would be precluded from voting on such transactions.

If the Offeror acquires more than 50% of the Exeter Shares but less than 66 2/3% of such shares under the Offer, it intends to change the composition of the Exeter Board pursuant to the terms of the Amended and Restated Support Agreement; however, Exeter will continue to be a reporting issuer under applicable Canadian Securities Laws and the Offeror may not be able to realize various cost savings it would expect to realize if Exeter were to become a wholly-owned subsidiary of the Offeror.

If the Offeror takes up Exeter Shares under the Offer, but is then unable to complete a Subsequent Acquisition Transaction in a timely manner or at all, it would be unable to fully integrate the operations of the Offeror and Exeter and, consequently, unless the Offeror is successful in completing one or more “related party transactions” with Exeter, as described above (or otherwise acquires the Exeter Shares not owned by it), the Offeror would be limited in its ability to: (i) effect potential transactions with Exeter for the purposes of integrating the business and operations of the Offeror and Exeter; and (ii) realize various synergies otherwise expected as a result of the combination of the Offeror and Exeter, as described in the Offer to Purchase and Circular. This could materially deprive the Offeror of some of the anticipated benefits of the Offer.

The third sentence of the first paragraph under the heading “Listing and Quotations” in Section 10 of the Circular entitled “Effect of the Offer on the Market for Exeter Shares; Stock Exchange Listing and Public Disclosure” on page 51 of the Offer to Purchase and Circular is hereby deleted and replaced with the following sentence:

If the Offeror proceeds with a Compulsory Acquisition or Subsequent Acquisition Transaction or if the Offeror acquires sufficient Exeter Shares, the Offeror intends to cause Exeter to apply to delist the Exeter Shares from the TSX, NYSE MKT and Frankfurt Exchange as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

The following paragraphs are added as the third and fourth paragraph under the heading “Acquisition of Exeter Shares Not Deposited Pursuant to the Offer – Other Alternatives” in Section 18 of the Circular on page 60 of the Offer to Purchase and Circular:

If the number of Exeter Shares the Offeror takes up and pays for under the Offer is not sufficient to permit a Compulsory Acquisition or Subsequent Acquisition Transaction, Exeter may continue as a separate, public company following the completion of the Offer and, depending on the number of Exeter Shares tendered into the Offer, the Offeror may or may not be able to exert significant influence over Exeter. In such a case, any shareholder that does not tender into the Offer and remains a shareholder would be free to vote or dispose of their Exeter Shares as they see fit in accordance with applicable Law. In these circumstances, certain potential transactions between the Offeror and Exeter would be considered “related party transactions” under applicable Law, which would, unless an exemption is available, require a formal valuation for the transaction and, in addition to any other required securityholder approval, the approval of a majority of the votes cast by “minority” holders of the affected securities, which would include holders other than the Offeror and any other person who is a “related party” of the Offeror, including an affiliate or an insider of the Offeror and any person acting jointly or in concert therewith.

If the Offeror were unable to complete a Compulsory Acquisition or a Subsequent Acquisition Transaction in a timely manner or at all, then it may be unable to fully integrate the operations of the Offeror and Exeter and may be unable to fully apply its experience and resources to the development of the Caspiche Project. In such case, the Offeror intends to exercise all of its rights as an Exeter shareholder to help realize the full potential of the Caspiche Project.

Item 11	Additional Information.

The condition listed in subparagraph (b) in the second paragraph of Section 4 of the Offer to Purchase under the heading “Conditions of the Offer” on page 25 of the Offer to Purchase and Circular is hereby waived and the condition is deleted with the remaining conditions re-lettered, as needed.

Item 12	Exhibits.

Item 12 of Schedule TO is amended and supplemented by adding the following:

(a)(1)(viii)	Notice of Extension and Variation, dated May 26, 2017 *

(a)(5)(v)	Press Release of Goldcorp Inc, dated May 26, 2017 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 with the Commission on May 26, 2017) **

*	Filed herewith.
**	Incorporated by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GOLDCORP INC.

By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	President and Chief Executive Officer

Dated: May 26, 2017

INDEX TO EXHIBITS

Exhibit Number

(a)(1)(i)	Offer to Purchase and Circular dated April 20, 2017.***

(a)(1)(ii)	Letter of Transmittal.***

(a)(1)(iii)	Notice of Guaranteed Delivery.***

(a)(1)(iv)	Annual Information Form, dated March 16, 2017, for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 40-F (Commission File No. 001-12970), filed with the Commission on March 16, 2017 (the “Form 40-F”)).**

(a)(1)(v)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016 (incorporated by reference to Exhibit 99.2 to the Form 40-F).**

(a)(1)(vi)	Audited Consolidated Financial Statements of Goldcorp for the years ended December 31, 2016 and 2015 (incorporated by reference to Exhibit 99.3 to the Form 40-F).**

(a)(1)(vii)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2017 (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(1)(vii)	Condensed Interim Consolidated Financial Statements of the Company for the three months ended March 31, 2017 and 2016 (incorporated by reference to Exhibit 99.2 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(1)(viii)	Notice of Extension and Variation, dated May 26, 2017 *

(a)(4)(i)	Prospectus (incorporated by reference to Goldcorp’s Registration Statement on Form F-10 (Registration No. 333-217392) filed with the Commission on April 20, 2017).**

(a)(5)(i)	Press Release dated April 20, 2017.***

(a)(5)(ii)	Outbound Calling Script****

(a)(5)(iii)	Question and Answer Script****

(a)(5)(iv)	Press Release dated April 26, 2017 - Goldcorp Reports First Quarter 2017 Results (incorporated by reference to Exhibit 99.1 to Goldcorp’s Form 6-K (Commission File No. 001-12970), furnished to the Commission on April 27, 2017).**

(a)(5)(v)	Press Release of Goldcorp Inc, dated May 26, 2017 (incorporated by reference to Goldcorp’s filing pursuant to Rule 425 with the Commission on May 26, 2017) **

(d)(1)(i)	Amended and Restated Support Agreement, dated April 19, 2017, between Goldcorp and Exeter.***

(d)(1)(ii)	Form of Lock-Up Agreement entered into between Goldcorp and each director and officer of Exeter on March 28, 2017.***

*	Filed herewith.
**	Incorporated by reference.
***	Previously filed with the Registrant’s Schedule TO as filed with the Commission on April 20, 2017.
****	Previously filed with the Registrant’s Amendment No. 1 to Schedule TO as filed with the Commission on April 28, 2017.